Mitsubishi Corporation
2-6-3 Marunouchi, Chiyoda-ku, Tokyo, JAPAN 100-8086
Investor Relations Office
Phone: +81-3-3210-2802 Fax:+81-3-3210-8583
E-mail: ml.mcir@mitsubishicorp.com

July 22, 2005
Our ref. No. PI 018

The U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Room 3099
Office of International Corporate Fina
Mail Stop 3-7
Washington, D.C. 20549

SUPPL

Re:Mitsubishi Corporation - File No. 82-3784

Dear Sirs:

Mitsubishi Corporation is pleased to enclose for filing the following documents:

- Stock Acquisition Rights for a Stock-linked Compensation Plan

- Stock Acquisition Rights

This release is to be filed with respect to the Issuer's obligations pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

**Please acknowledge receipt of this document by stamping the duplicate copy of this letter and returning it to us in the enclosed self-addressed envelope.*

Yours sincerely,

Hiroshi Yamada
Deputy General Manager
Investor Relations Office

Notice

Stock Acquisition Rights (Shinkabu-Yoyaku-ken) for a Stock-linked Compensation Plan

July 22, 2005

Mitsubishi Corporation(the"Company")hereby makes the following announcement:at the Meeting of the Board of Directors of the Company held on the date first written hereof, the Board of Directors decided the details of stock acquisition rights for a Stock-linked Compensation Plan to be issued as stock option (the "Stock Acquisition Right(s) ") pursuant to Article 280-20 and 280-21 of the Commercial Code and the resolution at the 2005 Annual General Meeting of Shareholders of the Company dated June 24, 2005.

(1) Name of the Stock Acquisition Rights:
Mitsubishi Corporation, 2005 Stock Acquisition Rights (Shinkabu-Yoyaku-ken) for a Stock-linked Compensation Plan

(2) Issue date of Stock Acquisition Rights :
August 10,2005

(3) Total number of Stock Acquisition Rights to be issued:
2,998 Stock Acquisition Rights
The number of shares to be issued per Stock Acquisition Right shall be 100.

(4) Issue price of Stock Acquisition Rights:
Issued in gratitude

(5) Class and number of shares to be issued for the purpose of issuing Stock Acquisition Rights (the "Exercise Price") :
299,800 shares of the Company's common stock

(6) The amount to be paid upon exercise of Stock Acquisition Rights :
The amount to be paid upon exercise of Stock Acquisition Rights shall be determined by multiplying the price paid per share issued or transferred due to the exercise of stock acquisition rights (hereinafter "Exercise Price") by the Number of Share Granted.
The Exercise Price shall be ¥1.

(7) Total paid-in value of the common stock of Company to be issued or transferred upon exercise of all the Stock Acquisition Rights :
¥299,800

(8) Exercise period
From August 11, 2005 through June 24, 2035
1) A stock acquisition rights holder may exercise his/her stock acquisition rights during the 10-year period starting on the day after losing his/her position (hereinafter "Start of Exercise Date") as either director or executive officer of the Company.
2) Notwithstanding 1) above, in the event that the "Start of Exercise Date" has not occurred by June 30, 2030, a stock acquisition rights holder may exercise his/her rights from July 1, 2030.

(9) Issuance of Stock Acquisition Rights Certificate:
Certificates of Stock Acquisition Rights shall be issued only when the Stock Acquisition Rights Holders request such issuance.

(10) Place of exercise
HR & Administration Dept, Mitsubishi Corporation

(11) Paying agent
The Mitsubishi Trust and Banking Corporation

(12) Dividend for shares to be issued upon exercise of the Stock Acquisition Rights:
The Company will pay the full amount of an annual dividend or interim dividend (being a cash distribution pursuant to Article 293-5 of the Commercial Code), if any, on the Shares issued upon exercise of the Stock Acquisition Rights for a dividend accrual period (currently, a six-month period ending on 31st of March and 30th of September of each year) during which the relevant stock subscription date falls as if that exercise had taken effect at the beginning of such dividend accrual period.

(13) Treatment in the case of the Company becoming a wholly-owned subsidiary:
In the case of the Company becoming a wholly-owned subsidiary of another corporation by way of share exchange (kabushiki-kokan) or share transfer (kabushiki-iten), then the Company may cause its obligation for individuals who will be allotted the Stock Acquisition Rights to be taken over by another corporation which will wholly-own the Company.

(14) Individuals who will be allotted the Stock Acquisition Rights
Certain directors and executive officers of the Company, 37 persons in total.

Notes
-1- Date of resolution of the Board of Directors of the Company that decided the proposal at the 2005 Ordinary General Meeting of Shareholders of the Company:May 18,2005
-2- Date of resolution of the 2005 Ordinary General Meeting of Shareholders of the Company:June 24,2005

Notice

Stock Acquisition Rights (Shinkabu-Yoyaku-ken)

July 22, 2005

Mitsubishi Corporation(the"Company")hereby makes the following announcement:at the Meeting of the Board of Directors of the Company held on the date first written hereof, the Board of Directors decided the details of stock acquisition rights to be issued as stock option (the "Stock Acquisition Right(s) ") pursuant to Article 280-20 and 280-21 of the Commercial Code and the resolution at the 2005 Annual General Meeting of Shareholders of the Company dated June 24, 2005.

(1) Name of the Stock Acquisition Rights:
Mitsubishi Corporation, 2005 Stock Acquisition Rights (Shinkabu-Yoyaku-ken)

(2) Issue date of Stock Acquisition Rights :
August 10,2005

(3) Total number of Stock Acquisition Rights to be issued:
12,790 Stock Acquisition Rights
The number of shares to be issued per Stock Acquisition Right shall be 100.

(4) Issue price of Stock Acquisition Rights:
Issued in gratitude

(5) Class and number of shares to be issued for the purpose of issuing Stock Acquisition Rights (the "Exercise Price") :
1,279,000 shares of the Company's common stock

(6) The amount to be paid upon exercise of Stock Acquisition Rights :
To be determined on August 10,2005

(7) Total paid-in value of the common stock of Company to be issued or transferred upon exercise of all the Stock Acquisition Rights :
To be determined on August 10,2005

(8) Exercise period
From June 25, 2007 through June 24, 2015

(9) Issuance of Stock Acquisition Rights Certificate:
Certificates of Stock Acquisition Rights shall be issued only when the Stock Acquisition Rights Holders request such issuance.

(10) Capitalization of exercise price:
The Exercise Price shall be credited to capital stock account and non-capital stock account. The portion of Exercise Price credited to capital account shall be determined by multiplying the Exercise Price by 0.5 (any fraction less than one (1) yen resulting from such adjustment will be round up to the nearest yen).

(11) Place of exercise
HR & Administration Dept, Mitsubishi Corporation

(12) Paying agent
The Mitsubishi Trust and Banking Corporation

(13) Dividend for shares to be issued upon exercise of the Stock Acquisition Rights:
The Company will pay the full amount of an annual dividend or interim dividend (being a cash distribution pursuant to Article 293-5 of the Commercial Code), if any, on the Shares issued upon exercise of the Stock Acquisition Rights for a dividend accrual period (currently, a six-month period ending on 31st of March and 30th of September of each year) during which the relevant stock

subscription date falls as if that exercise had taken effect at the beginning of such dividend accrual period.

(14) Treatment in the case of the Company becoming a wholly-owned subsidiary:
In the case of the Company becoming a wholly-owned subsidiary of another corporation by way of share exchange (kabushiki-kokan) or share transfer (kabushiki-iten), then the Company may cause its obligation for individuals who will be allotted the Stock Acquisition Rights to be taken over by another corporation which will wholly-own the Company.

(15) Individuals who will be allotted the Stock Acquisition Rights
Certain directors and executive officers, 79 persons in total.

Notes
-1- Date of resolution of the Board of Directors of the Company that decided the proposal at the 2005 Ordinary General Meeting of Shareholders of the Company:May 18,2005
-2- Date of resolution of the 2005 Ordinary General Meeting of Shareholders of the Company:June 24,2005